SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                   FORM 8-A/A

                 FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR (g) OF THE
                          SECURITIES EXCHANGE ACT OF 1934


                               INTEGON CORPORATION
             (Exact name of registrant as specified in its charter)



             Delaware                                  13 3559471
(State of incorporation or organization)    (I.R.S. Employer Identification No.)


                              500 West Fifth Street
                       Winston-Salem, North Carolina 27152
               (Address of principal executive offices) (Zip Code)



        Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered:        Name of each exchange on which
        Stock Purchase Rights                   each class is to be registered:

                                                        New York Stock Exchange



       Securities to be registered pursuant to Section 12(g)of the Act:


                                      None

 C-412213.12354.01018

Item 2.   Exhibits

Exhibit No.         Description
      4        Amendment #1 to Rights Agreement dated as
          of  February 13, 1997 between the Company and
               First Chicago Trust Company of New York,
                 As Rights Agent.

                                    SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                               INTEGON CORPORATION



                              By:/s/ John B. Yorke
                                 -----------------
                                  John B. Yorke
                                  Vice President, Corporate General Counsel
                                  and Secretary


         Date:  February 20, 1997







C: 41213.12354.01018

                    EXHIBIT INDEX


Exhibit No.         Description
      4 Amendment #1 to Rights Agreement dated as of February 13, 1997 between the Company and First Chicago Trust Company of New York,
               As Rights Agent.

                                   Exhibit 4
                       AMENDMENT NO. 1 TO RIGHTS AGREEMENT
                       -----------------------------------

     THIS AMENDMENT NO. 1 TO RIGHTS AGREEMENT (the "Amendment") dated as of February 13, 1997, is between:

     INTEGON CORPORATION, a Delaware corporation (the "Company"); and

     FIRST CHICAGO TRUST COMPANY OF NEW YORK, a New York trust company (the "Rights Agents").


                          Statement of Agreement
                          ----------------------
     WHEREAS, the Company and the Rights Agents desire that a certain amendment be made to the Rights Agreement to clarify that no person shall become an "Acquiring Person" as a result of certain acquisitions of shares pursuant to any employee or directors benefit plan of the Company or any Subsidiary of the Company or upon the reinvestment of dividends pursuant to any dividend reinvestment plan of the Company;

     NOW, THEREFORE, in consideration of the premises and of the covenants made herein and of the mutual benefits to be derived herefrom, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

                                 ARTICLE I

                                Amendments
                                ----------

1.1  Definitions.
     -----------
     Unless otherwise defined herein, terms used in this Amendment, including its preamble and recitals, shall have the meanings provided in the Rights Agreement.

1.2  Other Amendments
     ----------------
     1.2.1. Amendment to Section 1(a). Section 1(a)of the Rights Agreement is hereby amended in its entirety to read as follows:

          "Acquiring Person" shall mean any Person (as hereinafter defined) that, together with all Affiliates and Associates (as such terms are hereinafter defined) of such Person, shall be the Beneficial Owner (as hereinafter defined) of 20% or more of the shares of Common Stock then outstanding, but shall not include an Exempt Person (as such term is hereinafter defined); provided, however, that if the Board of Directors determines in good faith that a Person who would otherwise be an "Acquiring Person" has become such inadvertently, and if such Person as promptly as practicable divests itself of Beneficial Ownership of a sufficient number of shares of Common Stock so that such Person would no longer be an "Acquiring Person," then such Person shall not be deemed to be or to have become an "Acquiring Person" for any purposes of this Agreement. Notwithstanding the foregoing, (i) if a Person would be deemed an "Acquiring Person" upon the adoption of this Agreement, such Person shall not be deemed an "Acquiring Person" for any purposes of this Agreement unless and until such Person acquires Beneficial Ownership of any additional shares of Common Stock after the date of this Agreement other than pursuant to any employee or directors benefit plan of the Company or any Subsidiary of the Company or upon the reinvestment of any dividends pursuant to any dividend reinvestment plan of the Company, (ii) no Person shall become an "Acquiring Person" as the result of an acquisition of shares of Common Stock by the Company that, by reducing the number of shares outstanding, increases the proportionate number of shares of Common Stock beneficially owned by such Person to 20% or more of the shares of Common Stock then outstanding, and (iii) no Person shall become an "Acquiring Person" as the result of an acquisition of shares pursuant to any employee or directors benefit plan of the Company or any Subsidiary of the Company or upon the reinvestment of any dividends pursuant to any dividend reinvestment plan of the Company; provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the shares of Common Stock then outstanding by reason of such share acquisitions by the Company or pursuant to any employee or directors benefit plan of the Company or any Subsidiary of the Company or upon the reinvestment of any dividends pursuant to any dividend reinvestment plan of the Company and shall thereafter become the Beneficial Owner of any additional shares of Common Stock (other than pursuant to any employee or directors benefit plan of the Company or any Subsidiary of the Company or upon the reinvestment of any dividends pursuant to any dividend reinvestment plan of the Company), then such Person shall be deemed to be an "Acquiring Person" unless upon the consummation of the acquisition of such additional shares of

          Common Stock such Person does not beneficially own 20% or more of the shares of Common Stock then outstanding.

     1.2.2. Amendment to Exhibit C. Exhibit C of the Rights Agreement is amended in its entirety as set forth in Exhibit C attached hereto.


                                ARTICLE II

                               MISCELLANEOUS
                               -------------
     2.1 Instrument Pursuant to Rights Agreement. This Amendment is a document executed pursuant to the Rights Agreement and shall be construed, administered and applied in accordance with the terms and provisions of the Rights Agreement.

     2.2 Full Force and Effect. The Rights Agreement, as amended hereby, shall remain in full force and effect after the date hereof. From and after the date hereof, all references to the Rights Agreement or to the Agreement shall be deemed to refer to such Rights Agreement, as amended hereby.

     2.3 Counterparts, Effectiveness, Etc. This Amendment may be executed by the parties hereto in several counterparts, each of which shall be deemed to be an original and all of which shall constitute together but one and the same agreement.

     2.4 Governing Law; Entire Agreement. This Amendment shall be deemed to be a contract made under and governed by the internal laws of the State of Delaware and New York and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state.

     2.5 Successors and Assigns. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.



                [Remainder of this Page Intentionally Left Blank]
                                      -3-

     IN WITNESS WHEREOF, the parties have duly executed this Amendment as of the date first above written.

                                      INTEGON CORPORATION


                                      By:    /s/ John B. Yorke
                                             --------------------------------
                                      Name:  John B. Yorke
                                             --------------------------------
                                      Title: Vice President
                                             --------------------------------


                                      FIRST CHICAGO TRUST COMPANY OF NEW YORK


                                      By:    /s/ James R. Kuzmich
                                             --------------------------------
                                      Name:  James R. Kuzmich
                                             --------------------------------
                                      Title: Customer Service Officer
                                             --------------------------------
                                      -4-

                                                                  EXHIBIT C
                                                                  ---------
              SUMMARY OF INTEGON CORPORATION RIGHTS AGREEMENT
                       AND RIGHTS ISSUED THEREUNDER

  On January 22, 1997, the Board of Directors of Integon Corporation (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.01 per share, of the Company (the "Common Stock"). The dividend is payable on February 11, 1997 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company (the "Preferred Stock") at a price of $70.00 per one one-thousandth of a share of Preferred Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, dated as of January 22, 1997, between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agent"), as the same may be amended from time to time (the "Rights Agreement").

  Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person"), with certain exceptions set forth below, has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate. An Acquiring Person does not include (A) the Company, any subsidiary of the Company, any employee benefit plan of the Company or of any subsidiary of the Company, or any entity or trustee holding Common Stock for or pursuant to the terms of any such plan or for the purpose of funding any such plan or funding other employee benefits for employees of the Company or of any subsidiary of the Company, (B) any person that would be deemed an "Acquiring Person" upon the adoption of the Rights Agreement, unless and until such person acquires beneficial ownership of any additional shares of Common Stock after the date of the Rights Agreement, (C) any person whose beneficial ownership of 20% or more of the outstanding shares of Common Stock results from an acquisition of shares of Common Stock by the Company that, by reducing the number of shares outstanding, increases the proportionate number of shares of Common Stock beneficially owned by such person to 20% or more of the shares of Common Stock then outstanding, unless such person thereafter become the beneficial owner of any additional shares of Common Stock and upon the consummation of such acquisition such person beneficially owns 20% or more of the shares of Common Stock then outstanding or (D) any person whose beneficial ownership of 20% or more of the outstanding shares of Common Stock of the Company results from certain acquisition of shares pursuant to certain plans offered by the Company. In addition, if the Board determines that a person or group of affiliated or associated persons who otherwise would be an Acquiring Person became so inadvertently, and such person promptly divests sufficient shares so that the 20% ownership eases, such person will not be deemed an Acquiring Person.

  The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and such separate Right Certificates alone will evidence the Rights.

  The Rights are not exercisable until the Distribution Date. The Rights will expire on January 22, 2007 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

  The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

  The number of outstanding Rights and the number of one one-thousandths of a share of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

  Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Unless otherwise provided in connection with the creation of a subsequent series of preferred stock, the Preferred Stock will be subordinate to any other series of the Company's preferred stock. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum quarterly dividend payment of $10.00 per share but will be entitled to an aggregate dividend of 1000 times the dividend declared per share of Common Stock. In the event of the liquidation of the Company, the holders of the Preferred Stock will be entitled to receive a minimum liquidation payment of $1000.00 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate payment of 1000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1000 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1000 times the amount received per share of Common Stock. The rights of Preferred Stock as to dividends, liquidation and voting are protected by customary antidilution provisions. Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

  In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive, upon exercise of a Right at the then current Purchase Price, that number of shares of Common Stock (or other securities or property) having a market value of two times the Purchase Price.

The Board may also cause the automatic exchange of each Right (other than those held by the Acquiring Person) for one share of Common Stock (or, at the Board's option, one one-thousandth of a share of Preferred Stock) after any person or group of affiliated or associated persons becomes an Acquiring Person but prior to the Acquiring Person becoming the beneficial owner of 50% of the Common Stock.

  If there is an insufficient number of authorized but unissued shares of Common Stock (or Preferred Stock) to permit the full exchange of Rights, then debt or equity or other assets of Integon or a subsidiary may be issued in lieu of Common Stock (or Preferred Stock) and the Purchase Price may be adjusted.

  In the event that, after a person or group of affiliated or associated persons has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person, which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent), which number of shares at the time of such transaction will have a market value of two times the Purchase Price.

  At any time after any person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may cause the Company to exchange the Rights (other than Rights owned by such person or group, which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock (or one one-thousandth of a share of Preferred Stock, or shares of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges) per Right, subject to adjustment.

  No fractional shares of Preferred Stock will be issued (other than fractions that are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

  At any time prior to the earlier of (i) the tenth day after the time that a person or group of affiliated or associated persons has become an Acquiring Person (subject to extension by the Board of Directors, with the approval of a majority of the two-third majority of the Board) and (ii) the Final Expiration Date, the Board of Directors may cause the Company to redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish, and, after a person or group of affiliated or associated persons becomes an Acquiring Person, certain circumstances shall require the concurrence of a two-thirds majority of the Board of Directors. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

  For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Rights in any manner, including an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of 0.001% and the largest percentage of the outstanding shares of Common Stock then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%. After the

Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Rights in any manner that does not adversely affect the interests of holders of the Rights. Amendments to the Rights Agreement after a person or group of affiliated or associated persons becomes an Acquiring Person require the approval of a two-thirds majority of the Board of Directors.

  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock so that all such shares will have Rights attached.
                                      -4-